EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
June 30, 2018

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		June 30, 2018	December 31, 2017
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	219,801	141,677
Marketable securities	4	1,354,367	796,362
Trade and other receivables, net	5	32,510	21,939
Merchant cash advances receivable, net	6	79,981	47,101
Other current assets		20,041	18,598
		1,706,700	1,025,677
Long-term assets
Property and equipment, net		54,807	50,360
Intangible assets, net		24,656	17,210
Goodwill	7	22,894	20,317
		102,357	87,887
Total assets		1,809,057	1,113,564
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		95,729	62,576
Current portion of deferred revenue	5	35,029	30,694
Current portion of lease incentives		1,622	1,484
		132,380	94,754
Long-term liabilities
Deferred revenue	5	1,634	1,352
Lease incentives		17,333	14,970
Deferred tax liability		1,509	1,388
		20,476	17,710
Commitments and contingencies	9
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 93,640,086 and 87,067,604 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,730,063 and 12,810,084 issued and outstanding	10	1,771,304	1,077,477
Additional paid-in capital		55,753	43,392
Accumulated other comprehensive income (loss)	11	(7,797)	3,435
Accumulated deficit		(163,059)	(123,204)
Total shareholders’ equity		1,656,201	1,001,100
Total liabilities and shareholders’ equity		1,809,057	1,113,564

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Six months ended
		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	Note	$	$	$	$
Revenues
Subscription solutions		110,721	71,598	210,919	133,678
Merchant solutions		134,242	80,057	248,384	145,356
		244,963	151,655	459,303	279,034
Cost of revenues
Subscription solutions		24,524	13,688	47,684	25,942
Merchant solutions		83,484	51,127	150,822	94,011
		108,008	64,815	198,506	119,953
Gross profit		136,955	86,840	260,797	159,081
Operating expenses
Sales and marketing		87,487	54,872	163,271	100,206
Research and development		54,305	32,714	102,021	59,308
General and administrative		25,924	15,161	46,599	29,935
Total operating expenses		167,716	102,747	311,891	189,449
Loss from operations		(30,761)	(15,907)	(51,094)	(30,368)
Other income
Interest income, net		7,444	1,435	12,093	2,150
Foreign exchange gain (loss)		(636)	442	(854)	590
		6,808	1,877	11,239	2,740
Net loss		(23,953)	(14,030)	(39,855)	(27,628)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	11	(4,398)	4,631	(11,232)	6,068
Comprehensive loss		(28,351)	(9,399)	(51,087)	(21,560)

Basic and diluted net loss per share attributable to shareholders	12	$(0.23)	$(0.15)	$(0.38)	$(0.30)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	12	105,978,076	94,290,538	104,127,640	92,277,895

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2016	89,405,480	468,494	27,009	(1,818)	(83,209)	410,476
Exercise of stock options	2,365,894	12,040	(5,108)	—	—	6,932
Stock-based compensation	—	—	21,539	—	—	21,539
Vesting of restricted share units	430,964	10,899	(10,899)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $15,518	6,325,000	560,057	—	—	—	560,057
Comprehensive loss for the period	—	—	—	6,068	(27,628)	(21,560)
As at June 30, 2017	98,527,338	1,051,490	32,541	4,250	(110,837)	977,444

	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
	Shares	Amount $
As at December 31, 2017	99,877,688	1,077,477	43,392	3,435	(123,204)	1,001,100
Exercise of stock options	1,233,257	25,606	(9,466)	—	—	16,140
Stock-based compensation	—	—	43,064	—	—	43,064
Vesting of restricted share units	459,204	21,237	(21,237)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $10,616	4,800,000	646,984	—	—	—	646,984
Comprehensive loss for the period	—	—	—	(11,232)	(39,855)	(51,087)
As at June 30, 2018	106,370,149	1,771,304	55,753	(7,797)	(163,059)	1,656,201

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Six months ended
		June 30, 2018	June 30, 2017
	Note	$	$
Cash flows from operating activities
Net loss for the period		(39,855)	(27,628)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation		15,008	9,887
Stock-based compensation		42,116	20,808
Provision for uncollectible receivables related to merchant cash advances		4,072	1,922
Unrealized foreign exchange (gain) loss		369	(901)
Changes in operating assets and liabilities:
Trade and other receivables		(16,426)	(2,978)
Merchant cash advances receivable		(36,952)	(22,865)
Other current assets		(5,532)	348
Accounts payable and accrued liabilities		27,285	10,595
Deferred revenue		4,617	5,810
Lease incentives		2,501	143
Net cash used by operating activities		(2,797)	(4,859)
Cash flows from investing activities
Purchase of marketable securities		(1,297,346)	(638,212)
Maturity of marketable securities		744,406	213,609
Acquisitions of property and equipment		(15,107)	(5,290)
Acquisitions of intangible assets		(9,353)	(2,024)
Acquisition of businesses, net of cash acquired		(3,718)	(15,718)
Net cash used by investing activities		(581,118)	(447,635)
Cash flows from financing activities
Proceeds from the exercise of stock options		16,140	6,932
Proceeds from public offering, net of issuance costs	10	646,984	560,057
Net cash provided by financing activities		663,124	566,989
Effect of foreign exchange on cash and cash equivalents		(1,085)	889
Net increase in cash and cash equivalents		78,124	115,384
Cash and cash equivalents – Beginning of Period		141,677	84,013
Cash and cash equivalents – End of Period		219,801	199,397

Non-cash investing activities:
Acquired property and equipment remaining unpaid		1,602	970
Capitalized stock-based compensation		948	731

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. The Company’s mission is to make commerce better for everyone. Shopify is the leading cloud-based, multi-channel commerce platform. The Company builds web- and mobile-based software that lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2017. The unaudited condensed consolidated balance sheet at December 31, 2017 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three and six months ended June 30, 2018 are not necessarily indicative of the results expected for the full fiscal year.

3.	Significant Accounting Policies

Except for the adoption of Topic 606, Revenue from Contracts with Customers, which is discussed below, there are no other material changes to the Company’s significant accounting policies during the three and six months ended June 30, 2018, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2017.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: Key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants, and the estimated period over which contract costs should be amortized; estimates related to refundable tax credits; provision for uncollectible receivables related

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

to merchant cash advances and chargebacks on Shopify Payments transactions that are unrecoverable from merchants; recoverability of deferred tax assets; fair values of assets and liabilities acquired in business combinations; fair value of acquired intangible assets; capitalization of software development costs; estimated useful lives of property and equipment and intangible assets; estimates relating to the recoverability of lease inducements; and assumptions used when employing the Black-Scholes valuation model to estimate the fair value of stock-based awards. Actual results may differ from the estimates made by management.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients”, which provides clarification on how to assess collectibility, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption.

The Company adopted this new revenue standard effective January 1, 2018, using the full retrospective method. There was no impact on previously reported results.

The most significant impact of adoption of the new revenue standard relates to the Company's accounting for incremental costs of obtaining a contract. Specifically, the Company is required to recognize as an asset the incremental sales commission costs of obtaining a contract with a merchant, if the Company expects to recover these costs. The contract assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the asset relates to, which in the Company's case, is on a straight-line basis over the estimated life of the related merchant relationship. The adoption of the new revenue standard did not have an impact on the timing and amount of revenue recognition, or on cash from or used in operating, investing, or financing activities.

The Company's sources of revenue consist of subscription solutions and merchant solutions. The Company principally generates subscription solutions revenue through the sale of subscriptions to the platform. The Company also generates additional subscription solutions revenues from the sale of themes, apps, and the registration of domain names. The Company generates merchant solutions revenue by providing additional services to merchants to increase their use of the platform. The majority of the Company's merchant solutions revenue is from fees earned from merchants based on their customer orders processed through Shopify Payments. The Company also earns merchant solutions revenue relating to Shopify Shipping, Shopify Capital, other transaction services and referral fees, as well as from the sale of Point-of-Sale (POS) hardware. Arrangements with merchants do not provide the merchants with the right to take possession of the software supporting the Company’s hosting platform at any time and are therefore accounted for as service contracts. The Company’s subscription service contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The Company recognizes revenue to depict the transfer of promised services to merchants in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:
•Identify the contract with a merchant;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price; and
•Recognize revenue when, or as, the Company satisfies a performance obligation.

The Company follows the guidance provided in ASC 606-10, Principal versus Agent Considerations, for determining whether the Company should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. The Company recognizes revenue from Shopify Shipping and the sales of apps on a net basis as the Company is not primarily responsible for the fulfillment and does not have control of the promised service, and therefore is the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Sales taxes collected from merchants and remitted to government authorities are excluded from revenue.

The Company's arrangements with merchants can include multiple services or performance obligations, which may consist of some or all of the Company's subscription solutions. When contracts involve various performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting under Topic 606. In the case of subscription solutions, the Company has determined that merchants can benefit from the service on its own, and that the service being provided to the merchant is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the subscription solution, custom themes, feature-enhancing apps and unique domain names. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. In the case of merchant solutions, the transaction price for each performance obligation is based on an observable standalone selling price that is never bundled, therefore the relative allocation is not required.

The Company determined the standalone selling price by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration for our subscription solutions include discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where services are sold, price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of standalone selling prices is made through consultation with and approval by our management, taking into consideration our go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative standalone selling prices.

The Company generally receives payment from its merchants at the time of invoicing. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 30 days of the invoice date. In instances where timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined our contracts generally do not include a significant financing component.

Subscription Solutions

Subscription revenue is recognized over time on a ratable basis over the contractual term. The contract terms are monthly, annual or multi-year subscription terms. Revenue recognition begins on the date that the Company’s service is made available to the merchant. Certain subscription contracts have a transaction price

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

that includes a variable component that is based on the merchants' volume of sales. In such cases, the Company uses the practical expedient that allows it to determine the transaction price and recognize revenue in the amount to which the Company has a right to invoice. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time, over the requisite service period.

Revenue from the sale of separately priced themes and apps is recognized at the time of the sale. The right to use domain names is also sold separately and is recognized ratably over time, over the contractual term, which is generally an annual term. Revenue from themes, as well as apps and domains have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription services arrangement or because they are charged on a recurring basis.

Merchant Solutions

Revenues earned from Shopify Payments, Shopify Shipping, other transaction services, and referral fees are recognized at a point in time, at the time of the transaction. For the sale of POS hardware, revenue is recognized at a point in time, based on when ownership passes to the merchant, in accordance with the shipping terms. The Company earns revenue from Shopify Capital, a merchant cash advance (MCA) program for eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables to help ensure collectibility. Under Shopify Capital, the Company purchases a designated amount of future receivables at a discount from the merchant, and the merchant remits a fixed percentage of their daily sales to the Company, until the outstanding balance has been fully remitted.  As cash remittances are collected by the Company, a percentage of the payment is applied against the merchant's receivable balance, and a percentage, which is related to the discount, is recognized as merchant solutions revenue.

Capitalized Contract Costs

As part of obtaining contracts with certain merchants, the Company incurs upfront costs such as sales commissions. The Company capitalizes these contract costs, which are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the contract asset relates, which is generally on a straight-line basis over the estimated life of the merchant relationship. In some instances, the Company applies the practical expedient that allows it to determine this estimate for a portfolio of contracts that have similar characteristics in terms of type of service, contract term and pricing. This estimate is reviewed by management at the end of each reporting period as additional information becomes available. For certain contracts where the amortization period of the contract costs would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred and not consider the time value of money.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances receivable. Trade and other receivables and merchant cash advances receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar (CAD) and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Three months ended
	June 30, 2018			June 30, 2017
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
	(in thousands)
Revenues	244,963	407	245,370	151,655	236	151,891
Cost of revenues	(108,008)	(845)	(108,853)	(64,815)	(491)	(65,306)
Operating expenses	(167,716)	(7,596)	(175,312)	(102,747)	(4,396)	(107,143)
Loss from operations	(30,761)	(8,034)	(38,795)	(15,907)	(4,651)	(20,558)

	Six months ended
	June 30, 2018			June 30, 2017
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
	(in thousands)
Revenues	459,303	740	460,043	279,034	430	279,464
Cost of revenues	(198,506)	(1,666)	(200,172)	(119,953)	(920)	(120,873)
Operating expenses	(311,891)	(14,502)	(326,393)	(189,449)	(8,521)	(197,970)
Loss from operations	(51,094)	(15,428)	(66,522)	(30,368)	(9,011)	(39,379)
(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. As the lessee to material operating leases, the Company believes that the adoption of this standard will have a material impact on its consolidated balance sheets, however, the Company continues to assess the impact that adoption of this standard will have on the consolidated financial statements.

4.	Financial Instruments

As at June 30, 2018, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Marketable securities:
U.S. term deposits	105,000	105,588	—	—	—	—
U.S. federal bonds	240,086	240,477	—	—	—	—
Canadian federal bonds	19,940	19,936	—	—	—	—
Corporate bonds and commercial paper	—	—	989,341	990,694	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	141	141	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	8,113	8,113	—	—

The fair values above include accrued interest of $4,307, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

As at December 31, 2017, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Corporate bonds and commercial paper	—	—	9,965	9,965	—	—
Marketable securities:
U.S. term deposits	65,000	65,284	—	—	—	—
U.S. federal bonds	119,074	119,057	—	—	—	—
Canadian federal bonds	19,945	19,940	—	—	—	—
Corporate bonds and commercial paper	—	—	592,343	593,554	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	4,503	4,503	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	795	795	—	—

The fair values above include accrued interest of $2,015, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date.

As at June 30, 2018 the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $274,304 (December 31, 2017 - $182,464), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. There were no transfers between Levels 1, 2 and 3 during the periods ended June 30, 2018 and December 31, 2017.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of June 30, 2018, $141 of unrealized gains and $7,938 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive income and current assets and current liabilities, respectively on the condensed consolidated balance sheet. These amounts are expected to be reclassified into earnings over the next twelve months. In the three and six months ended June 30, 2018, $469 of realized losses and $1,586 of realized gains, respectively, (June 30, 2017 - realized losses of $557 and $946) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

5.    Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for doubtful accounts, were as follows:

	June 30, 2018 $	December 31, 2017 $	December 31, 2016 $
Unbilled revenues	8,568	7,616	2,293
Trade receivables	8,254	7,073	2,818
Other receivables	15,688	7,250	4,488
	32,510	21,939	9,599

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Activity in the allowance for doubtful accounts was as follows:

	Three months ended		Six months ended
	June 30, 2018 $	June 30, 2017 $	June 30, 2018 $	June 30, 2017 $
Balance, beginning of the period	2,136	168	1,642	113
Bad debt expense	259	697	753	752
Write-offs	—	—	—	—
Balance, end of the period	2,395	865	2,395	865

Changes in deferred revenue were as follows:

	Three months ended		Six months ended
	June 30, 2018 $	June 30, 2017 $	June 30, 2018 $	June 30, 2017 $
Balance, beginning of the period	34,473	24,208	32,047	21,086
Deferral of revenue	21,509	16,674	42,110	32,041
Recognition of deferred revenue	(19,319)	(13,986)	(37,494)	(26,231)
Balance, end of the period	36,663	26,896	36,663	26,896

Current portion			35,029	25,771
Long term portion			1,634	1,125
			36,663	26,896

The opening balances of current and long-term deferred revenue were $20,164 and $922, respectively, as of January 1, 2017.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

6.    Merchant Cash Advances Receivable

	June 30, 2018	December 31, 2017	December 31, 2016
	$	$	$
Merchant cash advances (MCA) receivable, gross	83,912	49,143	12,924
Allowance for uncollectible MCA receivable	(3,931)	(2,042)	(1,028)
Merchant cash advances receivable, net	79,981	47,101	11,896

The following table summarizes the activities of the Company’s allowance for uncollectible MCA receivable:

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Allowance for uncollectible MCA receivable, beginning of the period	2,681	1,296	2,042	1,028
Provision for uncollectible MCA receivable	2,490	1,330	4,072	1,922
MCA receivable charged off	(1,240)	(265)	(2,183)	(589)
Allowance for uncollectible MCA receivable, end of the period	3,931	2,361	3,931	2,361

7.	Goodwill

On June 22, 2018, the Company completed the acquisition of Solutions Alveo Inc., a company based in Montreal, Canada, which developed an app that helps automate the return process for Shopify merchants. The Company acquired 100 percent of the outstanding shares of Solutions Alveo Inc. The transaction was accounted for as a business combination resulting in $2.6 million of goodwill being added. The operations of Solutions Alveo Inc. have been consolidated into the Company's results as of the acquisition date. The remainder of the Company's goodwill was recognized upon the acquisitions of various companies including, but not limited to, Oberlo UAB, which was acquired during the six months ended June 30, 2017. Goodwill is attributable to the Company’s single reporting unit.
No goodwill impairment was recognized in the six months ended June 30, 2018 or in the year ended December 31, 2017.
The gross changes in the carrying amount of goodwill as of June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
	$	$
Balance, beginning of the year	20,317	15,504
Acquisition of Solutions Alveo Inc.	2,577	—
Acquisition of Oberlo UAB	—	4,813
Balance, end of the period	22,894	20,317

8.	Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at June 30, 2018 the effective rate was 3.75%, and no cash amounts have been drawn under this credit facility.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

9.	Commitments and Contingencies

Operating Leases and Unconditional Purchase Obligations

The Company has entered into various non-cancellable operating leases for certain offices with contractual lease periods expiring between 2018 and 2036. Rent expense was $4,415 and $2,556 for the three months ended June 30, 2018 and 2017, respectively; and $8,312 and $5,025 for the six months ended June 30, 2018 and 2017, respectively. The Company has also entered into agreements where it commits to certain usage levels related to outsourced hosting.

Amounts of minimum future annual payments under non-cancellable operating leases and purchase obligations in each of the next five years and thereafter are as follows:

Fiscal Year	Amount $
Remainder of 2018	14,003
2019	39,875
2020	53,174
2021	44,184
2022	28,552
Thereafter	226,610
Total future minimum payments	406,398

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

10.	Shareholders’ Equity

Public Offerings

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $646,984 after deducting offering fees and expenses of $10,616.

In May 2017, the Company completed a public offering, in which it issued and sold 5,500,000 Class A subordinate voting shares at a public offering price of $91.00 per share. Subsequently, in June 2017, the Company issued and sold 825,000 Class A subordinate voting shares at the same price as a result of the underwriters' exercise of their over-allotment option. The Company received total net proceeds of $560,057 after deducting underwriting discounts and commissions of $14,390 and other offering expenses of $1,128.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at June 30, 2018 there were 9,700,974 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the six months ended June 30, 2018:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2017	7,353,546	20.67	6.81	590,700	—	2,498,678	53.84
Stock options granted	404,007	136.77	—	—	70.79	—
Stock options exercised	(1,233,257)	13.12	—	—	—	—
Stock options forfeited	(41,725)	32.90	—	—	—	—
RSUs granted	—	—	—	—	—	723,553	136.86
RSUs settled	—	—	—	—	—	(459,203)	46.17
RSUs forfeited	—	—	—	—	—	(45,967)	46.47
June 30, 2018	6,482,571	29.26	6.69	756,031	—	2,717,061	77.37

Stock options exercisable as of June 30, 2018	3,882,992	9.15	5.60	530,979
(1) As at June 30, 2018 3,477,081 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 3,005,490 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's stock as of June 30, 2018 and December 31, 2017.

As at June 30, 2018 the Company had issued 129 Deferred Share Units under its Long Term Incentive Plan.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table illustrates the classification of stock-based compensation expense in the Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$	$	$	$
Cost of revenues	584	261	1,010	475
Sales and marketing	5,722	2,004	9,760	3,485
Research and development	13,639	7,255	24,504	13,088
General and administrative	4,246	2,081	6,842	3,760
	24,191	11,601	42,116	20,808

11.	Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the six months ended June 30, 2018 and 2017:

	Gains and Losses on Cash Flow Hedges (all amounts net of tax)
	Six months ended
	June 30, 2018	June 30, 2017
	$	$
Balance, beginning of the period	3,435	(1,818)

Other comprehensive income (loss) before reclassifications	(9,646)	5,122
Amounts reclassified from accumulated other comprehensive income (loss)	(1,586)	946
Other comprehensive income (loss), net of tax	(11,232)	6,068
Balance, end of the period	(7,797)	4,250

12.	Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Basic and diluted weighted average number of shares outstanding	105,978,076	94,290,538	104,127,640	92,277,895
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	6,482,571	8,246,311	6,482,571	8,246,311
Restricted share units	2,716,907	2,532,507	2,716,907	2,532,507
	9,199,478	10,778,818	9,199,478	10,778,818

In the three and six months ended June 30, 2018 and 2017, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.